October 25, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. David Lin

    Staff Attorney

    Office of Financial Services

Summit Financial Group, Inc.

Registration Statement on Form S-4

(Registration No. 333-213526)

Request for Acceleration

Dear Mr. Lin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Summit Financial Group, Inc., a West Virginia corporation (the “Company”), hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2016 (File No. 333-210643), as amended on October 12, 2016 and October 25, 2016 (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on October 26, 2016, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Peter G. Weinstock of Hunton & Williams LLP at (214) 468-3395 or by email at pweinstock@hunton.com with any questions you may have concerning this request. In addition, please notify Mr. Weinstock when this request for acceleration has been granted

SUMMIT FINANCIAL GROUP, INC.

By: /s/ H. Charles Maddy, III
Name:	H. Charles Maddy, III
Title:	President and Chief Executive Officer

cc:	Ms. Jessica Livingston
Peter G. Weinstock